UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

NOTICE OF SPECIAL GENERAL MEETING
SIGNATURES

APT Satellite Holdings Limited
(Incorporated in Bermuda with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of APT Satellite Holdings Limited (the “Company”) will be held at the Satellite Control Centre of the Company, 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on Thursday, 22 May 2003 at 11:30 a.m. for the purpose of considering and, if it thought fit, passing with or without amendments the following resolution:

ORDINARY RESOLUTION

     “THAT

(a)	the agreement dated 11 April 2003 between APT Satellite Company Limited and Singapore Telecommunications Limited (a copy of which marked “A” is produced to the meeting and signed by the chairman of the meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified; and

(b)	the directors of the Company or any one of the directors of the Company be and is hereby authorised to do all such further acts and things and sign, seal, execute and deliver all such documents and take all such actions which in their absolute discretion consider necessary, desirable or expedient to implement and/or give effect to the agreement in (a) above and the transactions contemplated thereunder.”

A circular containing details of the agreement and the transactions contemplated thereunder will be despatched to the shareholders on or before 5 May, 2003.

By Order of the Board Lo Kin Hang, Brian Company Secretary
Hong Kong, 29 April 2003

Notes:

1.	A member entitled to attend and vote at the above meeting is entitled to appoint one or, if he/she is the holder of two or more shares, more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2.	To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited with the Company’s branch share registrar in Hong Kong, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: April 29, 2003.

APT Satellite Holdings Limited

By	/s/ Chen Zhaobin Chen Zhaobin Executive Director and President